875 Third Avenue, 28th Floor New York, NY 10022 (646) 519-2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 (415) 900 3871 www.focusfinancialpartners.com

October 9, 2020

Via EDGAR

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Focus Financial Partners Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 25, 2020
File No 001-38604

Dear Mr. Brunhofer:

Reference is made to the letter dated October 6, 2020 (the “Comment Letter”) to Mr. James Shanahan, Chief Financial Officer of Focus Financial Partners Inc. (the “Company”, “Focus”, “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.	We acknowledge your response to prior comment 2 and your reference to Example 25 at ASC 606-10-55-221 through 55-225. Please revise your proposed policy disclosure regarding variable consideration for your wealth management fees consistent with your response and the related guidance to:

•	Indicate that at contract inception these fees are constrained because they are based on market values and market performance that:

▪	Is highly susceptible to factors outside your control;

▪	Although you have experience with your arrangements, that experience is of little predictive value in determining future performance of the market; and

▪	Therefore you cannot conclude that it is probable that a significant reversal of cumulative revenue recognized would not occur if you included your estimate of these fees in the transaction price; and

•	Indicate that at the end of each quarterly reporting period the market uncertainty is resolved and you can therefore update your estimate of the transaction price for the services provided during that quarter and conclude that a significant reversal will not occur for those services already provided.

Response: We acknowledge the Staff’s comment. Accordingly, we have revised our proposed disclosure as presented below, which we will include in our future filings beginning with our Form 10-K for the year ending December 31, 2020. For convenience, it is marked from the proposed disclosure provided in our letter dated September 23, 2020.

Revenue Recognition

Wealth Management Fees

The Company recognizes revenue from wealth management fees, which are primarily comprised of fees earned for advising on the assets of clients, financial and tax planning fees, consulting fees, tax return preparation fees, fees for family office services, and fees for wealth management and operational support services provided to third-party wealth management firms. Client arrangements may contain one of the services or multiple services, resulting in either a single or multiple performance obligations within the same client arrangement, each of which are separately identifiable and priced, and accounted for as the related services are provided and consumed over time. Fees are primarily based either on a contractual percentage of the client’s assets based on the market value of the client’s assets on the predetermined billing date, a flat fee, an hourly rate based on predetermined billing rates or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly, or semiannual basis. Revenue is recognized over the respective service period based on time elapsed or hours expended, as the case may be, which is deemed to be the most faithful depiction of the transfer of services as clients benefit from services over the respective period. Revenue for wealth management and operational support services provided to third party wealth management firms is presented net since these services are performed in an agent capacity. Client agreements typically do not have a specified term and may be terminated at any time by either party subject to the respective termination and notification provisions in each agreement.

A majority of the Company’s wealth management fees are correlated to the markets, and therefore are considered variable consideration ~~and are recorded at the expected value~~. The Company’s market-correlated fees are dependent on the market and, thus, are susceptible to factors outside the Company’s control. Therefore, at inception of the contractual service period for fees which are based on the market values at the end of the service period, the Company cannot conclude that it is probable that a reversal in the cumulative revenue recognized would not occur if the estimate was included in the transaction price at that time. However, at each quarterly reporting date, the Company updates its estimate of the transaction price as the market uncertainty is typically resolved. The Company can then reasonably conclude that a reversal of the variable consideration will not occur for those services already provided. ~~There are no constraints on the Company’s variable consideration. Rather, all of the variable consideration is included in wealth management fees as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur based on the nature of the Company’s client arrangements.~~

Wealth management fees are recorded when: (i) an arrangement with a client has been identified; (ii) the performance obligations have been identified; (iii) the fee or other transaction price has been determined; (iv) the fee or other transaction price has been allocated to each performance obligation based on standalone fee rates; and (v) the Company has satisfied the applicable performance obligation.

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Please contact the undersigned at (646) 576-6577 should you require additional information or have any questions.

Very truly yours,

/s/ JAMES SHANAHAN
James Shanahan
Chief Financial Officer
Focus Financial Partners Inc.

cc:	J. Russell McGranahan, General Counsel
Brenda Lenahan (Vinson & Elkins L.L.P.)

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